Exhibit 99.1

FOURTH QUARTER 2014 NET INCOME REACHED $36.1 MILLION (+51% YoY; +36% QoQ), ELEVATING FULL-YEAR 2014 NET INCOME TO $106.9 MILLION (+$22 MILLION, OR +26% YoY), OR $2.76 PER SHARE.

PANAMA CITY, REPUBLIC OF PANAMA, February 11, 2015 – Banco Latinoamericano de Comercio Exterior, S.A. (NYSE: BLX, “Bladex”, or “the Bank”), a Panama-based supranational bank established by the central banks of 23 Latin-American and Caribbean countries to promote foreign trade finance and economic integration in the Region, today announced its results for the fourth quarter and full-year ended December 31, 2014.

Fourth Quarter and Full-Year 2014 Highlights

Reported results:

•	Bladex’s fourth quarter 2014 Net Income totaled $36.1 million (+51% YoY; +36% QoQ). Full-year 2014 Net Income of $106.9 million (+$22 million, or +26% YoY), on improved results in core business segments (business net income of $103.5 million versus $89.4 million in 2013) and non-core activities.
•	Net interest income totaled $38.3 million in 4Q14 (+23% YoY; +4% QoQ) to reach $141.1 million in 2014 (+$18 million, or +15% YoY) on higher average loan portfolio balances and increased net margins resulting primarily from lower average funding costs.
•	Fees and Other Income reached $7.0 million in 4Q14 (+30% YoY; +37% QoQ), while full-year 2014 fee and other income amounted to $21.8 million (+$5.9 million, +37% YoY), attributable to increased syndication, structuring and distribution activities.

Key performance metrics:

•	Net interest spread (“NIS”) improved to 1.71% in 2014 (+16 bps YoY), while net interest margin (“NIM”) reached 1.87% in 2014 (+12 bps YoY), on higher average loan portfolio balances (+9% YoY) and lower average cost of funds (-26 bps YoY). NIS & NIM in 4Q14 was 1.76% (+25 bps YoY; -1 bps QoQ), and 1.92% (+23 bps YoY; -1 bps QoQ), respectively.
•	The Bank’s 2014 annualized return on average equity (“ROAE”) reached 12.0% versus 10.0% in 2013, while 4Q14 ROAE was 15.7% versus 11.7% in 3Q14 and 11.0% in the 4Q13.
•	The Efficiency Ratio improved to 32% in 2014 (-9 pts. YoY), as net operating revenues grew 26% and operating expenses decreased 1%. The 4Q14 Efficiency Ratio was 28% (-15 pts. YoY; -2 pts. QoQ), as quarterly increases in net operating revenues (+62% YoY; +20% QoQ), outpaced higher operating expenses (+7% YoY; +14% QoQ).

Credit Growth & Quality:

•	Average Commercial Portfolio balances amounted to $7.3 billion in 4Q14 (+11% YoY; +5% QoQ), and $6.9 billion in year 2014 (+10% YoY), while the end-of-period Commercial Portfolio balance stood at $7.2 billion as of December 31, 2014 (+8% YoY).
•	Credit quality remained healthy with a ratio of 0.06% of non-accrual loans to total loan portfolio balances as of December 31, 2014. The ratio of the allowance for credit losses to the Commercial Portfolio ending balances was 1.20% at the end of year 2014 (+2 bps YoY; +1 bp QoQ). The credit provision to non-performing loan balances ratio was 21.4 times, compared to 21.1 times in 3Q14, and 25.0 times in 4Q13.

FINANCIAL SNAPSHOT

(US$ million, except percentages and per share amounts)	2014	2013	4Q14	3Q14	4Q13
Key Income Statement Highlights
Operating revenues	$168.7	$133.6	$51.8	$43.2	$32.0
Operating expenses	$53.7	$54.3	$14.5	$12.8	$13.6
Business Net Income (1)	$103.5	$89.4	$30.5	$26.0	$27.2
Non-Core Items (2)	$3.4	$(4.7)	$5.6	$0.6	$(3.3)
Net Income attributable to Bladex Stockholders (3)	$106.9	$84.8	$36.1	$26.6	$23.9
Profitability Ratios
Earnings per Share ("EPS") (4)	$2.76	$2.21	$0.93	$0.69	$0.62
Return on Average Equity (“ROAE”)	12.0%	10.0%	15.7%	11.7%	11.0%
Business ROAE (5)	11.6%	10.6%	13.2%	11.4%	12.6%
Business Return on Average Assets	1.37%	1.27%	1.52%	1.36%	1.47%
Net Interest Margin ("NIM")	1.87%	1.75%	1.92%	1.93%	1.69%
Net Interest Spread ("NIS")	1.71%	1.55%	1.76%	1.77%	1.51%
Business Efficiency Ratio (6)	32%	37%	32%	30%	35%
Assets, Capital, Liquidity & Credit Quality
Commercial Portfolio	$7,187	$6,630	$7,187	$7,196	$6,630
Treasury Portfolio	$393	$368	$393	$402	$368
Total Assets	$8,025	$7,471	$8,025	$7,796	$7,471
Market capitalization	$1,167	$1,081	$1,167	$1,190	$1,081
Tier 1 Basel I Capital Ratio (7)	15.3%	15.9%	15.3%	14.7%	15.9%
Leverage (times) (8)	8.8	8.7	8.8	8.6	8.7
Liquid Assets / Total Assets (9)	9.2%	11.1%	9.2%	8.1%	11.1%
Non-Accruing Loans to Total Loans, net of discounts	0.06%	0.05%	0.06%	0.06%	0.05%
Allowance for Credit Losses to Commercial Portfolio	1.20%	1.18%	1.20%	1.19%	1.18%
Credit provision to non-performing loan balances (times)	21.4	25.0	21.4	21.1	25.0

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CEO's Comments

Mr. Rubens V. Amaral, Jr., Bladex’s Chief Executive Officer, stated the following regarding the Bank’s Fourth Quarter and Full-Year 2014 results: “We are pleased to report improved earnings and operating performance for the fourth quarter of 2014 and the entire year 2014. This was a year certainly not without its challenges for the Region, and for Bladex, mainly on the economic front, where some of the drivers of Latin America´s growth over the last couple of decades have lost a bit of their luster. Prices of many commodities continued their downward trend, the growth of the internal markets was less significant than in previous years, and last but not least the important reduction in oil prices, that has roiled global markets since the second half of last year. We also experienced more volatility in the capital flows towards the Region, as the U.S. concluded the tapering of its QE3, paired with the lack of growth in Europe, and uncertainty about the Euro Zone, all of which led to a flight to quality, moving more capital towards the U.S. where the economy continued to present improved growth prospects.

In this complex environment, we at Bladex have kept our focus on what really matters and produces results in nearly any type of environment: 1) prudent management of liquidity and capital to ensure financial solidity, 2) continued efforts to improve the efficiency and effectiveness of how we work, 3) a good understanding of our market, sector and client exposures that helps us mitigate risks, and 4) the development and enhancement of our value proposition to clients and shareholders.

As the 2014 results can attest, this focus does pay off as we make progress along above lines, and we were able to hit a few milestones along the way. We reached triple digit net income numbers, the highest level of core, recurring performance ever (leaving aside the years 2003 and 2004, in which we experienced a robust recovery from the aftermath of the Argentina crisis, triggering out-sized reserve releases). We surpassed the $3 billion mark in deposits at several times during the year, increasing average deposit levels by more than 8%. We significantly improved our core efficiency levels on the back of rising revenues while maintaining cost discipline. We doubled our income derived from our structuring and distribution activities. And, all-in-all, we were able to generate 12% of return on average equity and more than 14% of total return (dividends and YoY stock price appreciation) for our shareholders.

The conviction that clear focus, persistence and patience produce the desired results stays with us for 2015, even as the aforementioned market turbulences most likely will persist. Their impact on the Region and our business will neither be uniform, nor unmitigated, as the case of low oil prices will very likely show, as the majority of Latin-American economies looks poised to benefit as Net Importers of crude and refined fuels. Our portfolio exposures reflect the oil import bias prevalent in the Region. The fact that the economies in our Region and our own portfolio of activities are increasingly diversified will surely present opportunities that Bladex will seek to exploit.” Mr. Amaral concluded.

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RESULTS BY BUSINESS SEGMENT

COMMERCIAL DIVISION

The Commercial Division incorporates the Bank’s business of financial intermediation and fee generation relating to the Commercial Portfolio. Net Income includes net interest income from loans, fee and other income, allocated operating expenses, reversals or provisions for loan and off-balance sheet credit losses, and any recoveries, net of impairment of assets.

The Commercial Portfolio includes the loan portfolio, equity investments, customer liabilities under acceptances, and contingencies (including confirmed and stand-by letters of credit, guarantees covering commercial risk and credit commitments).

As of December 31, 2014, the Commercial Division’s portfolio balances stood at $7.2 billion, nearly unchanged from the previous quarter, and a $0.6 billion, or 8%, increase from the fourth quarter 2013. On an averages basis, Commercial Portfolio balances reached $6.9 billion in 2014, a $0.6 billion, or 10%, increase compared to $6.3 billion in 2013, mostly attributable to growing demand in the Bank’s client base of corporations (+17% YoY) and financial institutions (+7% YoY). Quarterly average Commercial Portfolio balances reached $7.3 billion in the fourth quarter 2014, a $0.3 billion, or 5%, increase compared to the previous quarter, and a $0.8 billion, or 11% increase compared to the fourth quarter 2013.

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The Commercial Portfolio continued to be short-term and trade-related in nature: $5.2 billion, or 72%, of the Commercial Portfolio mature within one year. Trade financing operations represented 56% of the portfolio, while the remaining balance consisted primarily of lending to financial institutions and corporations involved in foreign trade.

The following graphs illustrate the geographic distribution of the Bank’s Commercial Portfolio, highlighting the portfolio´s diversification by country of risk, and the diversification across industry segments:

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Credit disbursements totaled $3.5 billion in the fourth quarter 2014, a 3% decrease versus the $3.6 billion disbursed in the previous quarter, and nearly unchanged year-on-year. From an annual perspective, credit disbursements reached $13.8 billion in 2014, a 3% decrease versus the $14.3 billion disbursed in 2013.

Refer to Exhibit X for additional information relating to the Bank’s Commercial Portfolio distribution by country, and Exhibit XII for the Bank’s distribution of credit disbursements by country.

(US$ million)	2014	2013	4Q14	3Q14	4Q13
Commercial Division:
Net interest income	$122.2	$115.1	$32.9	$31.8	$27.8
Non-interest operating income (10)	21.1	15.3	6.6	5.0	5.2
Net operating revenues (11)	143.3	130.4	39.5	36.8	33.0
Operating expenses	(42.5)	(40.9)	(11.4)	(10.1)	(10.3)
Net operating income (12)	100.8	89.5	28.1	26.7	22.7
Reversal of provision (provision) for loan and off-balance sheet credit losses, net	(8.5)	1.2	(1.1)	(3.8)	2.7
Recoveries, net of impairment of assets	0.0	0.1	0.0	0.0	0.1
Net Income Attributable to Bladex Stockholders	$92.3	$90.8	$27.0	$22.9	$25.5

4Q14 vs. 3Q14

The Commercial Division’s fourth quarter 2014 Net Income totaled $27.0 million, compared to $22.9 million in the third quarter 2014. The $4.1 million, or 18%, increase in net income was mainly attributable to: (i) a $2.7 million, or 7%, increase in net operating revenues related to higher loan intermediation and syndication activities which led to a $1.6 million, or 32%, increase in non-interest operating income, and to increased net interest income mainly resulting from higher average lending balances (+4%), and (ii) a $2.7 million decrease in credit loss provision charge, mainly associated with stable end-of-period Commercial Portfolio balances, partly offset by (iii) a $1.3 million, or 13%, increase in allocated operating expenses.

4Q14 vs. 4Q13

The Division’s quarterly Net Income increased $1.5 million, or 6%, compared to $25.5 million in the fourth quarter 2013, mainly due to a $6.5 million, or 20%, increase in net operating revenues, related to (i) higher net interest income (+$5.1 million, or +18%) from increased average loan portfolio balances (+10%) and lending rates (+8 bps), and (ii) improved non-interest operating income (+$1.4 million, or +27%) from loan intermediation and syndication activities. These positive effects were partially offset by a $1.1 million in credit loss provision in the fourth quarter of 2014 compared to a $2.7 million reversal of provision for credit losses recorded in the fourth quarter 2013, and a $1.1 million, or 11%, increase of allocated operating expenses.

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2014 vs. 2013

The Division´s full-year 2014 Net Income totaled $92.3 million, a $1.5 million, or 2%, increase compared to $90.8 million in the year before, mostly driven by a $12.9 million, or 10%, increase in net operating revenues derived from (i) higher net interest income (+$7.1 million, or +6%) from increased average loan portfolio balances (+9%), and (ii) higher non-interest operating income (+$5.8 million, or +38%) from increased structuring and syndication activity - where the Bank acted as mandated lead arranger and book-runner in ten of a total of fourteen structured transactions -, along with an increase of $2.0 million (+333%) in loan intermediation and distribution income, and higher commissions from letters of credit and guarantee issuances. Partially offsetting these positive income drivers were credit loss provisions of $8.5 million related to both higher end-of-period Commercial Portfolio balances (+$0.6 billion, or +8%) and a portfolio mix related increase of 2 bps in the credit provision coverage ratio, compared to the $1.2 million reversal of provision for credit losses recorded in 2013, and a $1.6 million, or 4%, increase in allocated operating expenses.

TREASURY DIVISION

The Treasury Division is responsible for the Bank’s funding and liquidity management, along with the management of its activities in investment securities, which comprise trading assets, securities available-for-sale, and securities held-to-maturity, as well as the management of the Bank’s interest rate, liquidity, price, and currency risks. Following the 2013 sale of the former Bladex Asset Management unit, the Treasury Division also incorporates the Bank’s remaining participation in investment funds. During the second quarter 2014, the Bank brought its participation in the Alpha4X Offshore Feeder Fund (“Feeder Fund”) to below 50%, and deconsolidated the Feeder Fund in its financial statements. Bladex´s participation in the Feeder Fund was 49.61% as of December 31, 2014, unchanged compared to the previous quarter, and compared to 55.87% as of December 31, 2013. Following deconsolidation, the net results of Bladex´s participation in the Feeder Fund are shown in other income in line item net gain (loss) from investment funds.

The Division´s Net Income is presented net of allocated operating expenses, and includes net interest income from Treasury activities, as well as related net other income, including net results from derivative financial instruments and hedging, net gains (losses) from investment funds, net gains (losses) from trading securities, net gains (losses) on the sale of securities available-for-sale, and net gains (losses) on foreign currency exchange.

The Bank’s liquid assets (9) totaled $741 million as of December 31, 2014, compared to $633 million as of September 30, 2014, and $831 million as of December 31, 2013. As of these dates, the liquid assets to total assets ratio was 9.2%, 8.1%, and 11.1%, while the liquid assets to total deposits ratio was 29.6%, 20.3%, and 35.2%, respectively.

As of December 31, 2014, the securities available-for-sale portfolio totaled $339 million, compared to $358 million as of September 30, 2014, and $334 million as of December 31, 2013. As of December 31, 2014, the available-for-sale portfolio consisted of readily-quoted Latin American securities, 74% of which were multilateral, sovereign, or state-owned risk (refer to Exhibit XI for a per-country risk distribution of the Treasury portfolio). The available-for-sale portfolio is marked-to-market, with the impact recorded in stockholders’ equity through the Other Comprehensive Income (Loss) Account (“OCI”).

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Deposit balances stood at $2.5 billion as of December 31, 2014, representing 35% of total liabilities, compared to $3.1 billion, or 45% of total liabilities as of September 30, 2014, and $2.4 billion, or 36% of total liabilities a year ago. Short-term borrowings and debt, including Repos, totaled $3.0 billion as of December 31, 2014, representing an increase of 32% from the previous quarter, as the Bank offset seasonal reductions in deposit balances with increased bilateral financing, and nearly unchanged year-on-year, while long-term borrowings and debt totaled $1.4 billion as of December 31, 2014, down 2% from the previous quarter, and up 22% year-on-year. Quarterly weighted average funding costs stood at 1.01% in the fourth quarter 2014, representing QoQ decreases of 5 bps and 15 bps compared to the third quarter 2014 and fourth quarter 2013, respectively. Weighted average funding costs decreased to 1.07% during the year 2014, compared to 1.33% in 2013 (-26 bps YoY).

(US$ million)	2014	2013	4Q14	3Q14	4Q13
Treasury Division:
Net interest income	$18.9	$8.0	$5.4	$5.0	$3.3
Non-interest operating income (loss) (10)	6.4	(4.8)	6.9	1.4	(4.2)
Net operating revenues (losses) (11)	25.3	3.2	12.3	6.4	(0.9)
Operating expenses	(11.2)	(13.4)	(3.1)	(2.7)	(3.4)
Net operating income (loss) (12, 13)	14.1	(10.2)	9.2	3.7	(4.3)
Net loss attributable to the redeemable noncontrolling interest	(0.5)	(4.2)	0.0	0.0	(2.7)
Net Income (Loss) Attributable to Bladex Stockholders	$14.6	$(6.0)	$9.2	$3.7	$(1.6)

4Q14 vs. 3Q14

The Treasury Division’s Net Income totaled $9.2 million in the fourth quarter 2014, compared to $3.7 million in the third quarter 2014. The $5.5 million increase in net income was mainly the result of a $5.5 million increase in non-interest operating income, primarily attributable to higher gains from the Bank’s participation in investment funds.

4Q14 vs. 4Q13

The positive variation of $10.8 million in the Division’s Net Income compared to the fourth quarter of 2013, was attributable to: (i) an $11.1 million increase in non-interest operating income, mainly driven by improved performance from its participation in the investment funds, (ii) a $2.1 million increase in net interest income mostly from lower average funding costs, and (iii) a $0.3 million decrease in allocated operating expenses primarily associated with the deconsolidation of expenses related to the investment funds.

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2014 vs. 2013

The Treasury Division reported Net Income of $14.6 million for 2014, compared to a $6.0 million Net Loss in 2013, due to the combined effects of: (i) an $11.2 million increase in non-interest operating income, mainly driven by improved performance from its participation in the investment funds, (ii) a $10.9 million increase in net interest income mainly driven by lower average funding costs (-26 bps), and (iii) a $2.2 million decrease in allocated operating expenses mainly associated with expenses from the investment funds that were deconsolidated in the second quarter of 2014.

NET INTEREST INCOME AND MARGINS

(US$ million, except percentages)	2014	2013	4Q14	3Q14	4Q13
Net Interest Income ("NII")
Commercial Division	$122.2	$115.1	$32.9	$31.8	$27.8
Treasury Division	18.9	8.0	5.4	5.0	3.3
Consolidated NII	$141.1	$123.1	$38.3	$36.8	$31.1

Net Interest Margin (i)	1.87%	1.75%	1.92%	1.93%	1.69%

(i) Total Net interest income divided by the average balance of interest-earning assets.

4Q14 vs. 3Q14

The Bank’s net interest income reached $38.3 million in the fourth quarter 2014, compared to $36.8 million in the third quarter 2014. The $1.4 million, or 4%, increase was primarily attributable to higher average interest-earning assets (+5%), while net interest margin and spread remained nearly unchanged.

4Q14 vs. 4Q13

Net interest income increased $7.2 million, or 23%, to $38.3 million, compared to $31.1 million in the same period 2013 as a result of: (i) a $3.8 million overall increase in net interest income as a result of higher average interest rates for the Bank’s interest-earning assets (+10 bps), while average rates paid on interest-bearing liabilities decreased 15 bps, and (ii) a $3.4 million overall increase in net interest income resulting from higher average interest-earning assets, primarily average loan portfolio balances (+10%) and investment securities balances (+11%), partially offset by the effects of higher average balances on the Bank’s interest-bearing liabilities (+10%).

2014 vs. 2013

The Bank’s full-year 2014 net interest income reached $141.1 million, compared to $123.1 million in the same period 2013. The $18.0 million, or 15%, increase in net interest income was driven by: (i) a $12.2 million overall increase in net interest income due to higher average balances of the Bank’s interest-earning assets, mainly from higher average loan portfolio balances (+9%) and investment securities balances (+12%), partially offset by higher average balances on the Bank’s interest-bearing liabilities (+8%), and (ii) a $5.8 million overall increase in net interest income on lower average funding costs (-26 bps), which more than offset the 10 bps decrease of average interest-earning rates.

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FEES AND OTHER INCOME

Fees and other income includes the fee income associated with letters of credit and other off-balance sheet assets such as guarantees and credit commitments, as well as fee income derived from two business streams: structured finance and syndication, and loan intermediation and distribution.

(US$ million)	2014	2013	4Q14	3Q14	4Q13
Fees and Commissions, net	$17.5	$13.7	$4.9	$4.1	$4.7
Letters of credit	$9.4	$9.2	$1.9	$3.0	$2.5
Loan fees	7.2	4.2	2.8	0.9	2.0
Other*	0.9	0.3	0.2	0.2	0.2
Net gain on sale of loan	$2.5	$0.6	$1.4	$0.6	$0.2
Other income, net	$1.7	$1.6	$0.7	$0.4	$0.6
Fees and Other Income	$21.8	$15.9	$7.0	$5.1	$5.4

* Net of commission expenses

Quarterly Variation

Fees and other income totaled $7.0 million in the fourth quarter 2014, compared to $5.1 million in the previous quarter, and $5.4 million in the same period 2013. The quarterly increases of 37% and 30%, respectively, were mostly driven by higher transactional fee income from loan structuring and syndication activities and higher gain on distribution of loans in primary and secondary markets, both of which more than offset lower commissions in the letters of credit business from a portfolio mix shift resulting in higher average portfolio balances with lower average margins.

2014 vs. 2013

During 2014, fees and other income totaled $21.8 million, a $5.9 million, or 37%, increase compared to $15.9 million in 2013, mostly driven by increased loan structuring and syndication activities, along with higher loan intermediation income from distribution in primary and secondary markets, and commissions growth from higher average letters of credit portfolio balances and guarantee issuances.

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PORTFOLIO QUALITY AND PROVISION FOR CREDIT LOSSES

(In US$ million)	31-Dec-14	30-Sep-14	30-Jun-14	31-Mar-14	31-Dec-13
Allowance for Loan Losses:
Balance at beginning of the period	$77.3	$76.2	$72.8	$72.8	$72.0
Provisions (reversals)	2.3	1.2	3.4	(0.0)	(0.6)
Charge-offs, net of recoveries	-	-	-	-	1.4
End of period balance	$79.7	$77.3	$76.2	$72.8	$72.8

Reserve for Losses on Off-balance Sheet Credit Risk:
Balance at beginning of the period	$8.1	$5.4	$5.2	$5.2	$7.3
Provisions (reversals)	(1.3)	2.6	0.2	-	(2.0)
End of period balance	$6.8	$8.1	$5.4	$5.2	$5.2

Total allowance for credit losses	$86.5	$85.4	$81.6	$78.0	$78.0

Allowance for Credit Losses to Commercial Portfolio	1.20%	1.19%	1.18%	1.18%	1.18%
Non-Accruing Loans to Total Loans, net of discounts	0.06%	0.06%	0.06%	0.05%	0.05%
Credit provision to non-performing loan balances (times)	21.4	21.1	20.3	24.9	25.0

The allowance for loan and off-balance sheet credit losses totaled $86.5 million as of December 31, 2014, compared to $85.4 million as of September 30, 2014, and $78.0 million as of December 31, 2013, a $1.1 million quarter-on-quarter increase associated with minor changes in the composition of the portfolio´s country and client risk profile, and a $8.5 million year-on-year net increase mainly due to the Commercial Portfolio growth during the year. The ratio of the allowance for credit losses to the Commercial Portfolio ending balances was 1.20% as of December 31, 2014, +1 bp compared to 1.19% as of September 30, 2014, and +2 bps from 1.18% as of December 31, 2013.

As of December 31, 2014, the Bank had $4.0 million in non-accrual loans or 0.06% of total loan portfolio balances, the same levels as of September 30, 2014, and compared to $3.1 million, or 0.05%, as of December 31, 2013. The credit provision to non-performing loan balances ratio level was 21.4 times as of December 31, 2014, compared to 21.1 times as of September 30, 2014, and 25.0 times as of December 31, 2013.

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OPERATING EXPENSES

(US$ million)	2014	2013	4Q14	3Q14	4Q13
Salaries and other employee expenses	$31.3	$31.7	$8.1	$7.6	$7.4
Depreciation and amortization of equipment and leasehold improvements	2.5	2.7	0.6	0.6	0.7
Professional services	5.2	4.0	2.1	1.1	1.6
Maintenance and repairs	1.5	1.5	0.4	0.4	0.4
Expenses from the investment funds	0.4	2.6	0.0	0.0	0.6
Other operating expenses	12.7	11.7	3.3	3.1	3.0
Total Operating Expenses	$53.7	$54.3	$14.5	$12.8	$13.6

Quarterly Variation

Operating expenses in the fourth quarter 2014 totaled $14.5 million, a $1.7 million, or 14%, increase compared to the previous quarter, and a $0.9 million, or 7% increase from the fourth quarter 2013. The quarterly increases were mainly attributable to professional services related to ongoing business improvement projects and higher salaries and other employee expenses related to variable compensation.

The Bank’s fourth quarter 2014 efficiency ratio improved to 28%, compared to 30% in the third quarter 2014 and 43% in the fourth quarter 2013, as the 20% and 62% quarterly increases in net operating revenues, outpaced the 14% and 7% increases in operating expenses, respectively. The Business Efficiency Ratio, which excludes non-core revenues and expenses, mainly from the participation in investment funds, was 32% in the fourth quarter 2014, compared to 30% from the previous quarter, and 35% in the fourth quarter 2013. The ratio of operating expenses to average assets was 72 bps in the fourth quarter 2014, compared to 67 bps and 74 bps in the comparative periods.

2014 vs. 2013

During 2014, operating expenses totaled $53.7 million, a $0.6 million, or 1%, decrease compared to $54.3 million in 2013, mainly attributable to the deconsolidation of fund related expenses, along with reduced salaries and other employee expenses mainly on lower average workforce, partially offset by higher professional fees and other expenses mainly related to business projects.

The Bank’s 2014 efficiency ratio improved to 32% compared to 41% in 2013, as net operating revenues grew 26% and operating expenses decreased 1%. The Business Efficiency Ratio improved to 32%, compared to 37% in 2013. The Bank’s operating expenses to average assets ratio improved to 71 bps in 2014, compared to 77 bps in 2013.

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CAPITAL RATIOS AND CAPITAL MANAGEMENT

The following table shows capital amounts and ratios at the dates indicated:

(US$ million, except percentages and share outstanding)	31-Dec-14	30-Sep-14	31-Dec-13
Tier 1 Basel I Capital (7)	$921	$915	$868
Total Capital (14)	$996	$993	$937
Risk-Weighted Assets	$6,027	$6,232	$5,473
Tier 1 Basel I Capital Ratio (7)	15.3%	14.7%	15.9%
Total Capital Ratio (14)	16.5%	15.9%	17.1%
Stockholders’ Equity	$911	$909	$858
Stockholders’ Equity to Total Assets	11.4%	11.7%	11.5%
Accumulated other comprehensive income (loss) ("OCI")	$(14)	$(8)	$(13)
Leverage (times) (8)	8.8	8.6	8.7
Shares outstanding	38.777	38.783	38.573

The Bank’s equity consists entirely of issued and fully paid ordinary common stock. As of December 31, 2014, the Bank’s Tier 1 Basel I Capital Ratio was 15.3%, compared to 14.7% as of September 30, 2014, and 15.9% as of December 31, 2013. The Bank’s leverage as of these dates was 8.8x, 8.6x, and 8.7x, respectively. During the fourth quarter 2014, the Bank adopted the Basel III framework to calculate its Tier 1 Capital Ratio, but will, on a temporary basis, continue to report quarterly Tier 1 Basel I Ratios to allow for YoY comparisons. The Tier 1 Basel III Capital Ratio stood at 15.6% as of December 31, 2014.

The Bank’s common shares outstanding totaled 38.8 million as of December 31, 2014, nearly unchanged compared to September 30, 2014, and compared to 38.6 million as of December 31, 2013.

RECENT EVENTS

▪	Quarterly dividend payment: At the Board of Director’s meeting held December 8, 2014, the Bank’s Board approved a quarterly common dividend of $0.385 per share corresponding to the fourth quarter 2014. This represents an increase of $0.035 or 10%, compared to the previous quarterly dividend, underlining the Board’s commitment to continue its established dividend approach that reflects the development and growth of the Bank’s core business. The dividend was paid on January 13, 2015, to stockholders registered as of January 5, 2015.

▪	Ratings affirmed: On November 12, 2014, Moody’s Investors Service affirmed the Bank’s credit rating at Baa2/P-2; with a “Stable” Outlook.

Note: Numbers and percentages set forth in this press release may not add due to rounding.

Footnotes:

(1)	Business Net Income refers to Net income or loss attributable to Bladex Stockholders, deducting non-core items.

(2)	Non-Core Items includes: net results from the participations in the investment funds (net interest income, net gain (loss) from investment funds, and expenses from investment funds), net results from discontinued operations, and net income (loss) attributable to the redeemable non-controlling interest.

13

(3)	Net income or loss attributable to Bladex Stockholders (“Net Income”, or “Net Loss”).

(4)	Earnings per Share (“EPS”) calculations are based on the average number of shares outstanding during each period.

(5)	Business ROAE: Annualized Business Net Income divided by average stockholders’ equity.

(6)	Business Efficiency Ratio refers to consolidated operating expenses excluding expenses from the investment funds, as a percentage of net operating revenues excluding the net interest income from the investment funds and the net income (loss) from investment funds.

(7)	Tier 1 Capital is calculated according to Basel I capital adequacy guidelines, and is equivalent to stockholders’ equity excluding the OCI effect of the available for sale portfolio. Tier 1 Capital ratio is calculated as a percentage of risk weighted assets. Risk-weighted assets are, in turn, also calculated based on Basel I capital adequacy guidelines.

(8)	Leverage corresponds to assets divided by stockholders’ equity.

(9)	Liquid assets consist of cash and due from banks and interest-bearing deposits in banks, excluding margin calls and pledged regulatory deposits. Liquidity ratio refers to liquid assets as a percentage of total assets.

(10)	Non-interest operating income (loss) refers to net other income (expense) excluding reversals (provisions) for credit losses, and recoveries, net of impairment of assets. By business segment, non-interest operating income includes:

Commercial Division: Net fees and commissions, net gain on sale of loans, and net related other income (expense).

Treasury Division: net gain (loss) on sale of securities available-for-sale, impact of derivative hedging instruments, gain (loss) on foreign currency exchange, gain (loss) on trading securities, gains (losses) from the investment in the investment funds, and net related other income (expense).

(11)	Net Operating Revenues refers to net interest income plus non-interest operating income.

(12)	Net Operating Income (Loss) refers to net interest income plus non-interest operating income, minus operating expenses.

(13)	The Treasury Division’s net operating income (loss) includes: (i) interest income from interest bearing deposits with banks, investment securities and trading assets, net of allocated cost of funds; (ii) other income (expense) from derivative financial instrument and hedging; (iii) net gain (loss) from trading securities; (iv) net gain (loss) on sale of securities available for sale; (v) gain (loss) on foreign currency exchange; (vi) gains (losses) from investments in the investment funds, (vii) net related other income (expense) and (viii) allocated operating expenses.

(14)	Total Capital refers to Tier 1 Capital plus Tier 2 Capital, based on Basel I capital adequacy guidelines. Total Capital ratio refers to Total Capital as a percentage of risk weighted assets.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements of expected future developments. The Bank wishes to ensure that such statements are accompanied by meaningful cautionary statements pursuant to the safe harbor established by the Private Securities Litigation Reform Act of 1995. The forward-looking statements in this press release refer to the growth of the credit portfolio, including the trade portfolio, the increase in the number of the Bank’s corporate clients, the positive trend of lending spreads, the increase in activities engaged in by the Bank that are derived from the Bank’s client base, anticipated operating income and return on equity in future periods, including income derived from the Treasury Division, the improvement in the financial and performance strength of the Bank and the progress the Bank is making. These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual experience with respect to these factors is subject to future events and uncertainties, which could materially impact the Bank’s expectations. Among the factors that can cause actual performance and results to differ materially are as follows: the anticipated growth of the Bank’s credit portfolio; the continuation of the Bank’s preferred creditor status; the impact of increasing/decreasing interest rates and of the macroeconomic environment in the Region on the Bank’s financial condition; the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy; the adequacy of the Bank’s allowance for credit losses; the need for additional provisions for credit losses; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank’s ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank’s lending operations; potential trading losses; the possibility of fraud; and the adequacy of the Bank’s sources of liquidity to replace deposit withdrawals.

14

About Bladex

Bladex is a Panama-based supranational bank established by the central banks of Latin-American and Caribbean countries, to promote foreign trade finance and economic integration in the Region. Bladex is listed on the NYSE-Euronext in the United States (ticker symbol: BLX).

Bladex´s shareholders include central banks, state-owned banks and entities representing 23 Latin American countries, as well as commercial banks and financial institutions, institutional and retail investors through its public listing.

The Bank has offices in Argentina, Brazil, Colombia, Mexico, Panama, Peru, and the United States of America, to support the expansion and servicing of its client base, which includes financial institutions and corporations. Through December 31, 2014, Bladex had disbursed accumulated credits of approximately $219 billion.

Conference Call Information

There will be a conference call to discuss the Bank’s quarterly results on Thursday, February 12, 2015 at 10:00 a.m. New York City time (Eastern Time).  For those interested in participating, please dial (800) 311-9401 in the United States or, if outside the United States, (334) 323-7224.  Participants should use conference ID# 8034, and dial in five minutes before the call is set to begin.  There will also be a live audio webcast of the conference at http://www.bladex.com. The webcast presentation is available for viewing and downloads on http://www.bladex.com.

The conference call will become available for review on Conference Replay one hour after its conclusion, and will remain available for 60 days. Please dial (877) 919-4059 or (334) 323-0140, and follow the instructions.  The replay passcode is: 19607865.

For more information, please access http://www.bladex.com or contact:

Mr. Christopher Schech

Chief Financial Officer

Bladex

Business Park Torre V, Piso 5

Avenida La Rotonda

Urbanización Costa del Este

Panama City, Panama

Tel: +507 210-8630

E-mail address: cschech@bladex.com

15

EXHIBIT I

CONSOLIDATED BALANCE SHEETS

	AT THE END OF,
	(A)	(B)	(C)	(A) - (B)		(A) - (C)
	December 31, 2014	September 30, 2014	December 31, 2013	CHANGE	%	CHANGE	%
	(In US$ million)
ASSETS:
Cash and due from banks, and interest-bearing deposits in banks	$780	$647	$840	$133	21%	$(60)	(7)%
Securities available-for-sale	339	358	334	(19)	(5)	5	1
Securities held-to-maturity	54	44	34	10	23	20	59
Investment funds	58	52	119	6	12	(61)	(51)
Loans	6,686	6,706	6,148	(20)	(0)	538	9
Less:
Allowance for loan losses	80	77	73	3	4	7	10
Unearned income and deferred fees	8	8	7	0	0	1	14
Loans, net	6,598	6,620	6,069	(22)	(0)	529	9

Customers' liabilities under acceptances	114	2	1	112	n.m. (*)	113	n.m. (*)
Accrued interest receivable	48	44	41	4	9	7	17
Equipment and leasehold improvements, net	8	9	10	(1)	(11)	(2)	(20)
Derivative financial instruments used for hedging - receivable	12	7	15	5	71	(3)	(20)
Other assets	14	12	8	2	17	6	75

TOTAL ASSETS	$8,025	$7,796	$7,471	$229	3%	$554	7%

LIABILITIES AND STOCKHOLDERS' EQUITY:
Deposits:
Demand	$84	$73	$63	$11	15%	$21	33%
Time	2,423	3,047	2,298	(624)	(20)	125	5
Total Deposits	2,507	3,120	2,361	(613)	(20)	146	6

Securities sold under repurchase agreements	300	287	286	13	5	14	5
Short-term borrowings and debt	2,693	1,981	2,705	712	36	(12)	(0)
Acceptances outstanding	114	2	1	112	n.m. (*)	113	n.m. (*)
Accrued interest payable	15	20	14	(5)	(25)	1	7
Long-term borrowings and debt	1,405	1,427	1,154	(22)	(2)	251	22
Derivative financial instruments used for hedging - payable	40	18	9	22	122	31	344
Reserve for losses on off-balance sheet credit risk	7	8	5	(1)	(13)	2	40
Other liabilities	33	23	28	10	43	5	18
TOTAL LIABILITIES	$7,114	$6,887	$6,563	$227	3%	$551	8%

Redeemable noncontrolling interest	0	0	50	0	n.m. (*)	(50)	(100)

STOCKHOLDERS' EQUITY:
Common stock, no par value, assigned value of US$6.67	280	280	280	0	0	0	0
Additional paid-in capital in excess of assigned value of common stock	117	117	119	0	0	(2)	(2)
Capital reserves	95	95	95	0	0	0	0
Retained earnings	510	502	459	8	2	51	11
Accumulated other comprehensive loss	(14)	(8)	(13)	(6)	75	(1)	8
Treasury stock	(77)	(77)	(82)	0	0	5	(6)

TOTAL STOCKHOLDERS' EQUITY	$911	$909	$858	$2	0%	$53	6%

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$8,025	$7,796	$7,471	$229	3%	$554	7%

(*)	"n.m." means not meaningful.

EXHIBIT II

CONSOLIDATED STATEMENTS OF INCOME

(In US$ thousand, except per share amounts and ratios)

	FOR THE THREE MONTHS ENDED
	(A)	(B)	(C)	(A) - (B)		(A) - (C)
	December 31, 2014	September 30, 2014	December 31, 2013	CHANGE	%	CHANGE	%

INCOME STATEMENT DATA:
Interest income	$56,257	$54,785	$49,932	$1,472	3%	$6,325	13%
Interest expense	(17,973)	(17,939)	(18,864)	(34)	0	891	(5)

NET INTEREST INCOME	38,284	36,846	31,068	1,438	4	7,216	23

Reversal of provision (provision) for loan losses	(2,341)	(1,140)	677	(1,201)	105	(3,018)	(446)

NET INTEREST INCOME, AFTER REVERSAL OF PROVISION (PROVISION) FOR LOAN LOSSES	35,943	35,706	31,745	237	1	4,198	13

OTHER INCOME (EXPENSE):
Reversal of provision (provision) for losses on off-balance sheet credit risk	1,259	(2,632)	2,031	3,891	(148)	(772)	(38)
Fees and commissions, net	4,908	4,116	4,681	792	19	227	5
Derivative financial instrument and hedging	492	(179)	54	671	(375)	438	811
Recoveries, net of impairment of assets	0	0	108	0	n.m. (*)	(108)	(100)
Net gain (loss) from investment funds	5,624	580	(4,974)	5,044	870	10,598	(213)
Net gain (loss) from trading securities	99	(245)	(59)	344	(140)	158	(268)
Net gain on sale of securities available-for-sale.	66	593	561	(527)	(89)	(495)	(88)
Net gain on sale of loans.	1,375	557	162	818	147	1,213	749
Net gain (loss) on foreign currency exchange	180	469	(24)	(289)	(62)	204	(850)
Other income, net	734	441	573	293	66	161	28
NET OTHER INCOME	14,737	3,700	3,113	11,037	298	11,624	373

OPERATING EXPENSES:
Salaries and other employee expenses	8,147	7,610	7,396	537	7	751	10
Depreciation and amortization of equipment and leasehold improvements	581	607	670	(26)	(4)	(89)	(13)
Professional services	2,130	1,118	1,602	1,012	91	528	33
Maintenance and repairs.	382	371	408	11	3	(26)	(6)
Expenses from the investment funds.	0	0	559	0	n.m. (*)	(559)	(100)
Other operating expenses.	3,303	3,096	3,006	207	7	297	10
TOTAL OPERATING EXPENSES	14,543	12,802	13,641	1,741	14	902	7

Net income	$36,137	$26,604	$21,217	$9,533	36	$14,920	70

Net loss attributable to the redeemable noncontrolling interest	0	0	(2,693)	0	n.m. (*)	2,693	(100)

NET INCOME ATTRIBUTABLE TO BLADEX STOCKHOLDERS	$36,137	$26,604	$23,910	$9,533	36%	$12,227	51%

PER COMMON SHARE DATA:
Basic earnings per share	0.93	0.69	0.62
Diluted earnings per share	0.93	0.68	0.62

Weighted average basic shares	38,779	38,723	38,531
Weighted average diluted shares	38,974	38,869	38,726

PERFORMANCE RATIOS:
Return on average assets	1.80%	1.39%	1.30%
Return on average stockholders' equity	15.68%	11.70%	11.05%
Net interest margin	1.92%	1.93%	1.69%
Net interest spread	1.76%	1.77%	1.51%
Operating expenses to total average assets	0.72%	0.67%	0.74%

(*)	"n.m." means not meaningful.

SUMMARY OF CONSOLIDATED FINANCIAL DATA
(Consolidated Statements of Income, Balance Sheets, and Selected Financial Ratios)	EXHIBIT III

	FOR THE YEAR ENDED
	December 31, 2014	December 31, 2013
	(In US$ thousand, except per share amounts & ratios)

INCOME STATEMENT DATA:
Net interest income	$141,131	$123,092
Fees and commissions, net	17,502	13,669
Reversal of provision (provision) for loan and off-balance sheet credit losses, net	(8,522)	1,217
Derivative financial instrument and hedging	106	353
Recoveries, net of impairment of assets	7	108
Net gain (loss) from investment funds	3,409	(6,702)
Net gain (loss) from trading securities.	(393)	3,221
Net gain on sale of securities available-for-sale.	1,871	1,522
Net gain on sale of loans.	2,546	588
Net gain (loss) on foreign currency exchange	766	(3,834)
Other income, net	1,744	1,644
Operating expenses	(53,702)	(54,306)
Net income from continuing operations	106,465	80,572
Net loss from discontinued operations	0	(4)
Net income	$106,465	$80,568
Net loss attributable to the redeemable noncontrolling interest	(475)	(4,185)
NET INCOME ATTRIBUTABLE TO BLADEX STOCKHOLDERS	$106,940	$84,753

BALANCE SHEET DATA (In US$ millions):
Investment securities and trading assets	393	368
Investment funds	58	119
Loans, net	6,598	6,069
Total assets	8,025	7,471
Deposits	2,507	2,361
Securities sold under repurchase agreements	300	286
Short-term borrowings and debt	2,693	2,705
Long-term borrowings and debt	1,405	1,154
Total liabilities	7,114	6,563
Stockholders' equity	911	858

PER COMMON SHARE DATA:
Basic earnings per share	2.76	2.21
Diluted earnings per share	2.75	2.20
Book value (period average)	23.12	22.03
Book value (period end)	23.49	22.24

(In thousand):
Weighted average basic shares	38,693	38,406
Weighted average diluted shares	38,839	38,533
Basic shares period end	38,777	38,573

SELECTED FINANCIAL RATIOS:
PERFORMANCE RATIOS:
Return on average assets	1.41%	1.20%
Return on average stockholders' equity	11.95%	10.02%
Net interest margin	1.87%	1.75%
Net interest spread	1.71%	1.55%
Operating expenses to total average assets	0.71%	0.77%

ASSET QUALITY RATIOS:
Non-accruing loans to total loans, net of discounts (1)	0.06%	0.05%
Charge offs to total loan portfolio (1)	0.00%	0.00%
Allowance for loan losses to total loan portfolio (1)	1.19%	1.18%
Allowance for losses on off-balance sheet credit risk to total contingencies	1.37%	1.08%

CAPITAL RATIOS:
Stockholders' equity to total assets	11.4%	11.5%
Tier 1 capital to risk-weighted assets	15.3%	15.9%
Total capital to risk-weighted assets	16.5%	17.1%

(1)	Loan portfolio is presented net of unearned income and deferred loan fees.

EXHIBIT IV

CONSOLIDATED STATEMENTS OF INCOME

	FOR THE YEAR ENDED
	(A)	(B)	(A) - (B)
	December 31, 2014	December 31, 2013	CHANGE	%
(In US$ thousand)
INCOME STATEMENT DATA:
Interest income	$212,730	$205,303	$7,427	4%
Interest expense	(71,599)	(82,211)	10,612	(13)

NET INTEREST INCOME	141,131	123,092	18,039	15

Reversal of provision (provision) for loan losses	(6,895)	1,598	(8,493)	(531)

NET INTEREST INCOME, AFTER REVERSAL OF PROVISION (PROVISION) FOR LOAN LOSSES	134,236	124,690	9,546	8

OTHER INCOME (EXPENSE):
Provision for losses on off-balance sheet credit risk	(1,627)	(381)	(1,246)	327
Fees and commissions, net	17,502	13,669	3,833	28
Derivative financial instrument and hedging	106	353	(247)	(70)
Recoveries, net of impairment of assets	7	108	(101)	(94)
Net gain (loss) from investment funds	3,409	(6,702)	10,111	(151)
Net gain (loss) from trading securities	(393)	3,221	(3,614)	(112)
Net gain on sale of securities available-for-sale	1,871	1,522	349	23
Net gain on sale of loans	2,546	588	1,958	333
Net gain (loss) on foreign currency exchange	766	(3,834)	4,600	(120)
Other income, net	1,744	1,644	100	6
NET OTHER INCOME	25,931	10,188	15,743	155

OPERATING EXPENSES:
Salaries and other employee expenses	31,339	31,702	(363)	(1)
Depreciation and amortization of equipment and leasehold improvements	2,487	2,747	(260)	(9)
Professional services	5,177	4,010	1,167	29
Maintenance and repairs.	1,544	1,529	15	1
Expenses from the investment funds.	416	2,589	(2,173)	(84)
Other operating expenses.	12,739	11,729	1,010	9
TOTAL OPERATING EXPENSES	53,702	54,306	(604)	(1)

Net income from continuing operations	$106,465	$80,572	$25,893	32

Net loss from discontinued operations	0	(4)	$4	(100)

Net income	$106,465	$80,568	$25,897	32

Net loss attributable to the redeemable noncontrolling interest	(475)	(4,185)	3,710	(89)

NET INCOME ATTRIBUTABLE TO BLADEX STOCKHOLDERS	$106,940	$84,753	$22,187	26%

EXHIBIT V

CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES

	FOR THE THREE MONTHS ENDED
	December 31, 2014			September 30, 2014			December 31, 2013
	AVERAGE		AVG.	AVERAGE		AVG.	AVERAGE		AVG.
	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE
	(In US$ million)
INTEREST EARNING ASSETS
Interest bearing deposits with banks	$702	$0.5	0.26%	$592	$0.3	0.22%	$681	$0.4	0.25%
Loans, net of unearned income & deferred loan fees	6,755	53.4	3.09	6,514	52.0	3.12	6,121	47.2	3.01
Non-accrual loans	4	0.0	0.16	4	0.0	0.41	0	0.0	0.00
Investment securities	416	2.4	2.28	409	2.4	2.31	375	2.3	2.41
Investment funds	54	0.0	0.00	52	0.0	0.00	125	0.0	0.11

TOTAL INTEREST EARNING ASSETS	$7,930	$56.3	2.78%	$7,572	$54.8	2.83%	$7,302	$49.9	2.68%

Non interest earning assets	107			86			81
Allowance for loan losses	(78)			(76)			(73)
Other assets	23			15			13

TOTAL ASSETS	$7,983			$7,597			$7,323

INTEREST BEARING LIABILITIES
Deposits	$2,887	$3.0	0.40%	$2,922	$2.9	0.39%	$2,400	$2.7	0.45%
Investment funds	0	0.0	n.m. (*)	0	0.0	n.m. (*)	0	0.5	n.m. (*)
Securities sold under repurchase agreement and short-term borrowings and debt	2,653	5.8	0.85	2,157	5.1	0.93	2,786	7.8	1.09
Long-term borrowings and debt	1,413	9.2	2.56	1,535	9.9	2.52	1,163	7.9	2.65

TOTAL INTEREST BEARING LIABILITIES	$6,954	$18.0	1.01%	$6,615	$17.9	1.06%	$6,349	$18.9	1.16%

Non interest bearing liabilities and other liabilities	$115			$80			$63

TOTAL LIABILITIES	7,068			6,695			6,412

Redeemable noncontrolling interest	0			0			53

STOCKHOLDERS' EQUITY	914			902			858

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$7,983			$7,597			$7,323

NET INTEREST SPREAD			1.76%			1.77%			1.51%
NET INTEREST INCOME AND NET INTEREST MARGIN		$38.3	1.92%		$36.8	1.93%		$31.1	1.69%

(*)	"n.m." means not meaningful.

Note: Interest income and/or expense includes the effect of derivative financial instruments used for hedging.

EXHIBIT VI

CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES

	FOR THE YEAR ENDED
	December 31, 2014			December 31, 2013
	AVERAGE		AVG.	AVERAGE		AVG.
	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE
	(In US$ million)

INTEREST EARNING ASSETS
Interest bearing deposits with banks	$639	$1.5	0.24%	$635	$1.5	0.24%
Loans, net of unearned income & deferred loan fees	6,437	201.9	3.09	5,934	193.0	3.21
Non-accrual loans	4	0.0	0.16	0	0.0	0.00
Trading assets	0	0.0	0.00	2	0.0	0.00
Investment securities	389	9.3	2.34	346	8.5	2.43
Investment funds	75	0.0	0.03	113	2.3	2.01

TOTAL INTEREST EARNING ASSETS	$7,544	$212.7	2.78%	$7,028	$205.3	2.88%

Non interest earning assets	88			77
Allowance for loan losses	(75)			(71)
Other assets	16			13

TOTAL ASSETS	$7,573			$7,048

INTEREST BEARING LIABILITIES
Deposits	$2,723	$11.2	0.41%	$2,513	$12.4	0.49%
Trading liabilities	0	0.0	0.00	7	0.0	0.00
Investment funds	0	0.0	n.m. (*)	0	1.8	n.m. (*)
Securities sold under repurchase agreement and short-term borrowings and debt	2,471	23.9	0.95	2,275	26.9	1.17
Long-term borrowings and debt	1,389	36.4	2.59	1,318	41.0	3.07

TOTAL INTEREST BEARING LIABILITIES	$6,583	$71.6	1.07%	$6,112	$82.2	1.33%

Non interest bearing liabilities and other liabilities	$79			$61

TOTAL LIABILITIES	6,663			6,173

Redeemable noncontrolling interest	16			29

STOCKHOLDERS' EQUITY	895			846

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$7,573			$7,048

NET INTEREST SPREAD			1.71%			1.55%
NET INTEREST INCOME AND NET INTEREST MARGIN		$141.1	1.87%		$123.1	1.75%

(*)	"n.m." means not meaningful.

Note: Interest income and/or expense includes the effect of derivative financial instruments used for hedging.

EXHIBIT VII

CONSOLIDATED STATEMENT OF INCOME

(In US$ thousand, except per share amounts and ratios)

	FOR THE YEAR	FOR THE THREE MONTHS ENDED					FOR THE YEAR
	ENDED						ENDED
	DEC 31/14	DEC 31/14	SEP 30/14	JUN 30/14	MAR 31/14	DEC 31/13	DEC 31/13

INCOME STATEMENT DATA:
Interest income	$212,730	$56,257	$54,785	$52,073	$49,615	$49,932	$205,303
Interest expense	(71,599)	(17,973)	(17,939)	(18,181)	(17,506)	(18,864)	(82,211)

NET INTEREST INCOME .	141,131	38,284	36,846	33,892	32,109	31,068	123,092

Reversal of provision (provision) for loan losses	(6,895)	(2,341)	(1,140)	(3,430)	16	677	1,598

NET INTEREST INCOME AFTER REVERSAL (PROVISION) FOR LOAN LOSSES	134,236	35,943	35,706	30,462	32,125	31,745	124,690

OTHER INCOME (EXPENSE):
Reversal of provision (provision) for losses on off-balance sheet credit risk	(1,627)	1,259	(2,632)	(254)	0	2,031	(381)
Fees and commissions, net	17,502	4,908	4,116	4,202	4,276	4,681	13,669
Derivative financial instrument and hedging	106	492	(179)	(187)	(20)	54	353
Recoveries, net of impairment of assets	7	0	0	7	0	108	108
Net gain (loss) from investment funds	3,409	5,624	580	(2,235)	(560)	(4,974)	(6,702)
Net gain (loss) from trading securities	(393)	99	(245)	(48)	(199)	(59)	3,221
Net gains on sale of securities available-for-sale.	1,871	66	593	954	258	561	1,522
Net gains on sale of loans	2,546	1,375	557	494	120	162	588
Net gain (loss) on foreign currency exchange	766	180	469	(73)	190	(24)	(3,834)
Other income, net.	1,744	734	441	238	331	573	1,644

NET OTHER INCOME	25,931	14,737	3,700	3,098	4,396	3,113	10,188

TOTAL OPERATING EXPENSES:.	53,702	14,543	12,802	12,873	13,484	13,641	54,306

Net income from continuing operations	106,465	36,137	26,604	20,687	23,037	21,217	80,572

Net loss from discontinued operations	0	0	0	0	0	0	(4)

Net income	$106,465	$36,137	$26,604	$20,687	$23,037	$21,217	$80,568

Net loss attributable to the redeemable noncontrolling interest	(475)	0	0	0	(475)	(2,693)	(4,185)

NET INCOME ATTRIBUTABLE TO BLADEX STOCKHOLDERS	$106,940	$36,137	$26,604	$20,687	$23,512	$23,910	$84,753

SELECTED FINANCIAL DATA

PER COMMON SHARE DATA
Basic earnings per share	$2.76	$0.93	$0.69	$0.54	$0.61	$0.62	$2.21

PERFORMANCE RATIOS
Return on average assets.	1.41%	1.80%	1.39%	1.12%	1.31%	1.30%	1.20%
Return on average stockholders' equity	11.95%	15.68%	11.70%	9.32%	10.94%	11.05%	10.02%
Net interest margin	1.87%	1.92%	1.93%	1.84%	1.79%	1.69%	1.75%
Net interest spread.	1.71%	1.76%	1.77%	1.67%	1.62%	1.51%	1.55%
Operating expenses to total average assets	0.71%	0.72%	0.67%	0.69%	0.75%	0.74%	0.77%

EXHIBIT VIII

BUSINESS SEGMENT ANALYSIS

(In US$ million)

	FOR THE YEAR ENDED		FOR THE THREE MONTHS ENDED
	DEC 31/14	DEC 31/13	DEC 31/14	SEP 30/14	DEC 31/13

COMMERCIAL DIVISION:
Net interest income (1)	$122.2	$115.1	$32.9	$31.8	$27.8
Non-interest operating income (2)	21.1	15.3	6.6	5.0	5.2
Operating expenses (3)	(42.5)	(40.9)	(11.4)	(10.1)	(10.3)
Net operating income (4)	100.8	89.5	28.1	26.7	22.7
Reversal of provision (provision) for loan and off-balance sheet credit losses, net	(8.5)	1.2	(1.1)	(3.8)	2.7
Recoveries, net of impairment of assets	0.0	0.1	0.0	0.0	0.1

NET INCOME ATTRIBUTABLE TO BLADEX STOCKHOLDERS	$92.3	$90.8	$27.0	$22.9	$25.5

Average interest-earning assets (5)	6,441	5,933	6,759	6,518	6,121
End-of-period interest-earning assets (5)	6,678	6,142	6,678	6,698	6,142

TREASURY DIVISION:
Net interest income (1)	$18.9	$8.0	$5.4	$5.0	$3.3
Non-interest operating income (loss) (2)	6.4	(4.8)	6.9	1.4	(4.2)
Operating expenses (3)	(11.2)	(13.4)	(3.1)	(2.7)	(3.4)
Net operating income (loss) (4)	14.1	(10.2)	9.2	3.7	(4.3)
Net income (loss)	14.1	(10.2)	9.2	3.7	(4.3)
Net loss attributable to the redeemable noncontrolling interest	(0.5)	(4.2)	0.0	0.0	(2.7)

NET INCOME (LOSS) ATTRIBUTABLE TO BLADEX STOCKHOLDERS	$14.6	$(6.0)	$9.2	$3.7	$(1.6)

Average interest-earning assets (6)	1,103	1,095	1,171	1,054	1,181
End-of-period interest-earning assets (6)	1,231	1,326	1,231	1,101	1,326

CONSOLIDATED:
Net interest income (1)	$141.1	$123.1	$38.3	$36.8	$31.1
Non-interest operating income (2)	27.5	10.5	13.5	6.4	1.0
Operating expenses (3)	(53.7)	(54.3)	(14.5)	(12.8)	(13.7)
Net operating income (4)	114.9	79.3	37.3	30.4	18.4
Reversal of provision (provision) for loan and off-balance sheet credit losses, net	(8.5)	1.2	(1.1)	(3.8)	2.7
Recoveries, net of impairment of assets	0.0	0.1	0.0	0.0	0.1

Net income - business segments	106.4	80.6	36.1	26.6	21.2
Net loss attributable to the redeemable noncontrolling interest	(0.5)	(4.2)	0.0	0.0	(2.7)

NET INCOME ATTRIBUTABLE TO BLADEX STOCKHOLDERS	$106.9	$84.8	$36.1	$26.6	$23.9

Average interest-earning assets	7,544	7,028	7,930	7,572	7,302
End-of-period interest-earning assets	7,909	7,468	7,909	7,799	7,468

The Bank’s activities are operated and managed in two segments, Commercial and Treasury. The segment results are determined based on the Bank’s managerial accounting process, which assigns consolidated balance sheets, revenue and expense items to each reportable division on a systematic basis.

(1) Interest income on interest-earning assets, net of allocated cost of funds.

(2) Non-interest operating income consists of net other income (expense), excluding reversals (provisions) for loans and off-balance sheet credit losses, and recoveries, net of impairment of assets.

(3) Operating expenses allocation methodology allocates overhead expenses based on resource consumption by business segment.

(4) Net operating income refers to net income excluding reversals (provisions) for loans and off-balance sheet credit losses and recoveries, net of impairment of assets.

(5) Includes selected deposits placed, and loans, net of unearned income and deferred loan fees.

(6) Includes cash and due from banks, interest-bearing deposits with banks, securities available for sale and held to maturity, trading securities and the balance of the investment funds.

EXHIBIT IX

CREDIT PORTFOLIO

DISTRIBUTION BY COUNTRY

(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	December 31, 2014		September 30, 2014		December 31, 2013		Change in Amount
COUNTRY (*)	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)

ARGENTINA	$185	2.4	$162	2.1	$190	2.7	$23	$(5)
BRAZIL	2,067	27.3	2,078	27.3	1,805	25.8	(11)	262
CHILE	208	2.7	261	3.4	532	7.6	(53)	(324)
COLOMBIA	869	11.5	844	11.1	838	12.0	25	31
COSTA RICA	321	4.2	327	4.3	418	6.0	(6)	(97)
DOMINICAN REPUBLIC	258	3.4	151	2.0	191	2.7	107	67
ECUADOR	320	4.2	307	4.0	280	4.0	13	40
EL SALVADOR	116	1.5	121	1.6	123	1.8	(5)	(7)
FRANCE	6	0.1	6	0.1	101	1.4	0	(95)
GERMANY	100	1.3	0	0.0	0	0.0	100	100
GUATEMALA	301	4.0	286	3.8	243	3.5	15	58
HONDURAS	93	1.2	85	1.1	74	1.1	8	19
JAMAICA	16	0.2	42	0.6	61	0.9	(26)	(45)
MEXICO	1,030	13.6	1,094	14.4	572	8.2	(64)	458
NETHERLANDS	10	0.1	23	0.3	33	0.5	(13)	(23)
NICARAGUA	8	0.1	3	0.0	8	0.1	5	0
PANAMA	387	5.1	462	6.1	349	5.0	(75)	38
PARAGUAY	133	1.8	107	1.4	102	1.5	26	31
PERU	632	8.3	685	9.0	662	9.5	(53)	(30)
SWITZERLAND	51	0.7	51	0.7	1	0.0	0	50
TRINIDAD & TOBAGO	175	2.3	177	2.3	148	2.1	(2)	27
UNITED STATES	55	0.7	42	0.6	28	0.4	13	27
URUGUAY	200	2.6	222	2.9	196	2.8	(22)	4
VENEZUELA	1	0.0	29	0.4	2	0.0	(28)	(1)
MULTILATERAL ORGANIZATIONS	28	0.4	28	0.4	41	0.6	0	(13)
OTHER	10	0.1	5	0.1	0	0.0	5	10

TOTAL CREDIT PORTFOLIO (1)	$7,580	100%	$7,598	100%	$6,998	100%	$(18)	$582

UNEARNED INCOME AND COMMISSION (2)	(8)		(8)		(7)		0	(1)

TOTAL CREDIT PORTFOLIO, NET OF UNEARNED INCOME AND COMMISSION	$7,572		$7,590		$6,991		$(18)	$581

(1)	Includes book value of loans, fair value of investment securities, customers' liabilities under acceptances, and contingencies (including confirmed and stand-by letters of credit, equity investments, guarantees covering commercial risk and credit commitments).
(2)	Represents unearned income and commission on loans.
(*)	Exposures in countries outside the Latin American Region correspond to credits extended to their subsidiaries in Latin America with head-office guarantee.

EXHIBIT X

COMMERCIAL PORTFOLIO

DISTRIBUTION BY COUNTRY

(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	December 31, 2014		September 30, 2014		December 31, 2013		Change in Amount
COUNTRY (*)	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)

ARGENTINA	$185	2.6	$162	2.3	$190	2.9	$23	$(5)
BRAZIL	1,992	27.7	2,014	28.0	1,731	26.1	(22)	261
CHILE	185	2.6	240	3.3	491	7.4	(55)	(306)
COLOMBIA	780	10.9	759	10.5	740	11.2	21	40
COSTA RICA	321	4.5	320	4.4	411	6.2	1	(90)
DOMINICAN REPUBLIC	258	3.6	151	2.1	191	2.9	107	67
ECUADOR	320	4.5	307	4.3	280	4.2	13	40
EL SALVADOR	116	1.6	121	1.7	123	1.9	(5)	(7)
FRANCE	6	0.1	6	0.1	101	1.5	0	(95)
GERMANY	100	1.4	0	0.0	0	0.0	100	100
GUATEMALA	301	4.2	286	4.0	243	3.7	15	58
HONDURAS	93	1.3	85	1.2	74	1.1	8	19
JAMAICA	16	0.2	42	0.6	61	0.9	(26)	(45)
MEXICO	933	13.0	978	13.6	539	8.1	(45)	394
NETHERLANDS	10	0.1	23	0.3	33	0.5	(13)	(23)
NICARAGUA	8	0.1	3	0.0	8	0.1	5	0
PANAMA	342	4.8	418	5.8	320	4.8	(76)	22
PARAGUAY	133	1.8	107	1.5	102	1.5	26	31
PERU	606	8.4	658	9.1	622	9.4	(52)	(16)
SWITZERLAND	51	0.7	51	0.7	1	0.0	0	50
TRINIDAD & TOBAGO	165	2.3	167	2.3	143	2.2	(2)	22
UNITED STATES	55	0.8	42	0.6	28	0.4	13	27
URUGUAY	200	2.8	222	3.1	196	3.0	(22)	4
VENEZUELA	1	0.0	29	0.4	2	0.0	(28)	(1)
OTHER	10	0.1	5	0.1	0	0.0	5	10

TOTAL COMMERCIAL PORTFOLIO (1)	$7,187	100%	$7,196	100%	$6,630	100%	$(9)	$557

UNEARNED INCOME AND COMMISSION (2)	(8)		(8)		(7)		0	(1)

TOTAL COMMERCIAL PORTFOLIO, NET OF UNEARNED INCOME AND COMMISSION	$7,179		$7,188		$6,623		$(9)	$556

(1)	Includes book value of loans, customers' liabilities under acceptances, and contingencies (including confirmed and stand-by letters of credit, equity investments, guarantees covering commercial risk and credit commitments).
(2)	Represents unearned income and commission on loans.
(*)	Exposures in countries outside the Latin American Region correspond to credits extended to their subsidiaries in Latin America with head-office guarantee.

EXHIBIT XI

TREASURY PORTFOLIO

DISTRIBUTION BY COUNTRY

(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	December 31, 2014		September 30, 2014		December 31, 2013		Change in Amount
COUNTRY	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)

BRAZIL	$75	19.1	$64	15.9	$74	20.0	11	1
CHILE	23	5.9	21	5.3	41	11.2	2	(18)
COLOMBIA	89	22.8	85	21.1	98	26.6	4	(9)
COSTA RICA	0	0.0	7	1.8	7	1.9	(7)	(7)
MEXICO	97	24.6	116	28.8	33	9.0	(19)	64
PANAMA	45	11.5	44	11.1	29	7.8	1	16
PERU	26	6.6	27	6.6	40	11.0	(1)	(14)
TRINIDAD & TOBAGO	10	2.4	10	2.5	5	1.2	0	5
MULTILATERAL ORGANIZATIONS	28	7.0	28	6.9	41	11.2	0	(13)

TOTAL TREASURY PORTOFOLIO (1)	$393	100%	$402	100%	$368	100%	$(9)	$25

(1)	Includes securities available for sale and held to maturity. Excludes the Bank's investments in the investment funds.

EXHIBIT XII

CREDIT DISBURSEMENTS

DISTRIBUTION BY COUNTRY

(In US$ million)

	ANNUALLY		QUARTERLY			Change in Amount
	(A)	(B)	(C)	(D)	(E)
COUNTRY (*)	2014	2013	4QTR14	3QTR14	4QTR13	(A) - (B)	(C) - (D)	(C) - (E)

ARGENTINA	$850	$693	$103	$25	$88	$157	$78	$15
BELGIUM	156	164	33	0	0	(8)	33	33
BRAZIL	1,873	1,507	295	408	293	366	(113)	2
CHILE	518	622	235	148	250	(104)	87	(15)
COLOMBIA	994	1,514	284	255	431	(520)	29	(147)
COSTA RICA	506	1,106	95	225	233	(600)	(130)	(138)
DOMINICAN REPUBLIC	1,099	988	358	252	220	111	106	138
ECUADOR	1,019	977	261	269	264	42	(8)	(3)
EL SALVADOR	157	140	38	41	46	17	(3)	(8)
FRANCE	187	466	29	0	264	(279)	29	(235)
GUATEMALA	560	624	150	160	141	(64)	(10)	9
HONDURAS	268	155	80	64	59	113	16	21
JAMAICA	262	200	70	79	61	62	(9)	9
MEXICO	2,779	1,917	801	944	497	862	(143)	304
NETHERLANDS	108	227	0	60	33	(119)	(60)	(33)
NICARAGUA	11	20	7	3	7	(9)	4	0
PANAMA	593	456	141	207	100	137	(66)	41
PARAGUAY	181	134	85	48	42	47	37	43
PERU	1,017	1,651	264	243	301	(634)	21	(37)
SWITZERLAND	50	6	0	50	0	44	(50)	0
TRINIDAD & TOBAGO	364	406	98	70	57	(42)	28	41
UNITED STATES	54	28	37	3	23	26	34	14
URUGUAY	157	166	4	0	60	(9)	4	(56)
VENEZUELA	31	15	0	29	2	16	(29)	(2)
OTHER	15	94	5	5	10	(79)	0	(5)

TOTAL CREDIT DISBURSED (1)	$13,809	$14,276	$3,473	$3,588	$3,482	$(467)	$(115)	$(9)

(1)	Includes book value of loans, fair value of selected investment securities, and contingencies (including confirmed and stand-by letters of credit, guarantees covering commercial risk, and credit commitments).
(*)	Exposures in countries outside the Latin American Region correspond to credits extended to their subsidiaries in Latin America with head-office guarantee.